EXHIBIT (b)(6)
DECLARATION
Banco Comercial Português, S.A. (“BCP”), head office in Porto, at Praça D. João I, 28, with a share capital of €3,611,329,567.00 (three billion six hundred million three hundred twenty-nine thousand five hundred and sixty-seven euros), registered at the Commercial Registry Office of Maia, Portugal, under unique registration number 501.525.882, declares that it has currently deposited in the accounts opened with BCP in the name of (i) Sonaecom, SGPS, S.A. and (i) Sonaecom B.V. (together, the “Companies”) an amount of €750,000,000 (seven hundred and fifty million euros) with the exclusive aim of assuring the financial settlement of the acceptances orders to be issued by the holders of PT shares under the Global and Voluntary Public Cash Tender Offer to be launched by the Companies — in accordance with the preliminary announcement published in the Euronext Lisbon Bulletin on 7 February 2006 and in the Público national newspaper on 7 February 2006 — for Portugal Telecom, SGPS, S.A. (the “Offer”) in accordance with article 177, nº 2 and 179, part b) of the Portuguese Securities Code (CodVM).
It further declares that, in case of success of that Offer and upon such date, the amount of €750,000,000 referred above will be transferred to the financial intermediary responsible for the Offer.
This undertaking to pay is rendered for a period of 1 year, automatically renewable for identical periods, until the financial settlement of the Offer.
Lisbon, 12 January 2007
Banco Comercial Português, S.A.